UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Convertible Note Financing with Streeterville Capital, LLC

As previously disclosed in the Form 6-K filed on December 3, 2024, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement on November 26, 2024 with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on November 26, 2024, in the principal amount of $1,851,000, convertible into ordinary shares, par value $0.0001, of the Company, for a purchase price of $1,700,000 (the “Convertible Note Financing”).

The Convertible Note Financing closed on December 9, 2024. The Company received an aggregate purchase price of $1,700,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	December 11, 2024